Exhibit 99.3

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

KPMG Corporate Finance Ltda.	Central Tel	55 (11) 3245-8000
Av. 9 de Julho, 5.109 - 6º andar	Fax	55 (11) 3245-8309
01407-905 - São Paulo, SP - Brasil	Internet	www.kpmg.com.br

To

The Board of Directors of

Aracruz Celulose S.A.

July 20, 2009

Att.: Mr. Fernando Bremenkamp

Dear Sirs:

According to the terms of our proposal for rendering services, dated October 2, 2008, and pursuant to subsequent understandings, we conducted an appraisal of the Shareholders’ Equity at Market Prices of Aracruz Celulose S.A. and its controlled an associated companies, whose report is attached.

We consider that the services subject matter of our contract have been fully concluded against the delivery of this report.

Yours sincerely,

Luis Augusto Motta	Luiz Renato G. Pereira
Partner	Director

Note:	This document is a free translation of the original document in Portuguese. In case of any differences, the document in Portuguese should prevail.

KPMG Corporate Finance Ltda., is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.	KPMG Corporate Finance Ltda. is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	2

Glossary	Free translation of the original document in Portuguese

Entities mentioned		Sundry terms
Aracruz or Company	Aracruz Celulose S.A.	CDI	Interbank Deposit Certificate
VCP	Votorantim Celulose e Papel S.A.	COFINS	Contribution for Social Security Funding
KPMG	KPMG Corporate Finance Ltda.	LIBOR	London Inter Bank Offered Rate
Poyry	Poyry Tecnologia Ltda.	ICMS	Value-Added Tax on Sales and Services
BM&F	Bolsa de Mercadorias & Futuros	PIS	Social Integration Program
FGV	Fundação Getúlio Vargas	TJLP	Long-term interest rate - BNDES
AHOC	Aracruz Trading International Ltd.	VAT	Value Added Tax
AIFC	Aracruz International Finance Company
Aracruz Europe	Aracruz (Europe) S.A.
Aracruz Trading	Aracruz Trading S.A.
Aracruz USA	Aracruz Celulose (USA), Inc.
AraPulp	AraPulp - Comércio de Importação e Exportação Unipessoal Ltda.
APM	Aracruz Produtos de Madeira S.A.
Aracruz Riograndense	Aracruz Riograndense Ltda.
Veracel	Veracel Celulose S.A.
Portocel	Portocel - Terminal Especializado de Barra do Riacho S.A.
Riocell	Riocell Limited
Mucuri	Mucuri Agro-florestal S.A.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	3

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	4

1. Relevant notes	Free translation of the original document in Portuguese

•

Votorantim Celulose e Papel S.A. (“VCP”) notified the market by means of a public announcement, dated January 20, 2009, of the conclusion of negotiations with the members of the Lorentzen, Moreira Salles and Almeida Braga Families for the acquisition of common shares issued by Aracruz Celulose S.A. (“Aracruz” or “Company”) representing approximately 28.03% of the voting capital. In a public announcement published on March 5, 2009, VCP communicated the signing of a contract for the acquisition of common shares issued by Aracruz, representing approximately 28.03% of the voting capital, belonging to the Safra Family, as a result of the exercise of the right to joint sale in view of the transaction carried out with the Lorentzen, Moreira Salles and Almeida Braga Families.

•

KPMG Corporate Finance Ltda. (“KPMG”) was contracted by the Management of Aracruz for an appraisal of the Shareholders’ Equity at Market Prices of the Company and its subsidiaries and associated companies, in compliance with the requirements of art. 264 of Brazilian Law 6404/76.

•

The information contained in this Appraisal Report was based on the audited financial statements of the Company as of December 31, 2008, on management information relating to the Company, submitted by its Management, and on information available to the public in general, by means of public sources.

•

The Company, through designated professionals, supplied information referring to data, projections, assumptions and estimates relating to the Company and its market, used in this Appraisal Report. KPMG used the abovementioned information and discussions with the professionals of the Company or other representatives hereof as a basis.

•

KPMG obtained information from public sources that it considers reliable. The public information used included quotations of contracts in futures markets, among others, for the values of assets and liabilities of the Company resulting from our calculations to be obtainable based on more current information, which is consequently more in keeping with its realization expectations.

•

KPMG was not responsible for independently verifying any information available to the public, received from the Company, or from third parties contracted by the Company, or offered thereto in the preparation of this Appraisal Report. Neither does KPMG assume responsibility for the precision, accuracy or sufficiency of this information. KPMG analyzed the consistency of the information received and accepted it and used it, in the sphere of its analysis, as it considered this information consistent. However, KPMG does not express an opinion about the trustworthiness of the presentation of the information mentioned, and emphasizes that any errors, alterations or modifications in this information could significantly affect the analyses of KPMG.

•

During the course of our work, we performed analysis procedures whenever necessary. However, we emphasize that our appraisal work did not constitute an audit of the financial statements or any other information presented to us by the Company, and it should not be considered as such.

•

For the preparation of this Appraisal Report, KPMG adopted the assumption of faith, with express consent of the Company, in the accuracy, content, veracity, completeness, sufficiency and integrality of all the data that was provided or discussed, in order not to assume or to go through with the physical inspection of any assets and property, refraining, moreover, from preparing or obtaining independent appraisal of assets and liabilities of the Company, or of their solvency, considering consistent the information used in this appraisal report, with the Company assuming responsibility, including on behalf of its agents, partners and collaborators, for everything transmitted or discussed with KPMG.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	5

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

•

The market values of the fixed assets and inventories of spare parts of the Company and of its subsidiaries and associated companies were not subject to appraisal by KPMG. These values were obtained by the appraisal at market values of the fixed assets and inventories of spare parts executed by the specialized company Poyry Tecnologia Ltda., which the results were presented in a report dated May 22, 2009. In the case of spare parts inventories, we were restricted to compiling the appraisal prepared by the Company and its advisors.

•

The information referring to the data, to the projections, to the assumptions and to the estimates relating to the Company and to its market, used and contained in this Appraisal Report, is based on certain groups of reports and presentation layout that can differ considerably in relation to the group of accounts presented by the Company in the preparation of the Standardized Financial Statements, available to the public. This procedure was adopted to allow the projections presented to be consistent with the group of accounts presented in the management financial statements made available. Occasional differences in the groups of accounts do not have an impact on the results.

•

The information contained here is that used and/or presented by the Company, adjusted by KPMG, according to its judgment, referring to reasonableness, and is assumed to originate from the best appraisal of the Company and of its Management in relation to the evolution of the Company and of its market.

•

Unless expressly presented otherwise, as indicated in writing in specific notes or references, all the data, historical information, market information, estimates, projections and assumptions, included, considered, used or presented in this Appraisal Report are those submitted by the Company to KPMG.

•

The information related to the financial position of the Company, contained herein, is that available on December 31, 2008. Any change in these positions might affect the results of this Appraisal Report. KPMG does not assume any obligation concerning the updating, revision or amendment of this Appraisal Report, as a result of the disclosure of any information subsequent to December 31, 2008, or as a result of any subsequent event.

•

The corporate structures and the percentages of interest in associated and subsidiary companies presented in this report were informed by Company Management, according to the base date as of December 31, 2008, and were not subject to an independent verification by KPMG.

•

It is worth emphasizing that the appraisal of Shareholders’ Equity at Market Prices of VCP was impacted by the appraisal of Shareholders’ Equity at Market Prices of Aracruz, whose report was issued by KPMG on the same date as this one. The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

There are no guarantees that the assumptions, estimates, projections, partial or total results or conclusions used in this Appraisal Report will be effectively attained or verified, in whole or in part. The realized future results of the Company may differ from those projected, and these differences can be significant, possibly resulting from various factors, including, but not limited to, changes in the market conditions. KPMG does not assume any responsibility in relation to these differences.

•

This Appraisal Report was generated according to economic and market conditions, among others, available on the date of its preparation, whereby the conclusions presented are subject to variations due to a range of factors over which KPMG has no control.

•

For the performance of the work, KPMG adopted the assumption that all the approvals of a governmental or regulatory or of any other nature, besides waiver, rider or repricing of contracts necessary for the deal lined up were or will be obtained, and that no potential modification required on account of these acts will cause adverse equity effects for the Company. KPMG was not responsible for defining or analyzing the legal aspects inherent to this restructuring process involving VCP and Aracruz.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	6

1. Relevant notes (cont’d)	Free translation of the original document in Portuguese

•

KPMG emphasizes that its services do not include counseling of any nature, such as legal or accounting advice. The content of this material is not and should not be considered a promise or assurance in relation to the past or to the future, or a recommendation for the share substitution ratio price.

•

This Appraisal Report was prepared in accordance with the terms of art. 264 of Law 6404/76. This Appraisal Report does not represent or constitute a proposal, request, suggestion or recommendation by KPMG for ratio of the merger of shares of VCP and of Aracruz (“Merger of Shares”), whereas the Company shareholders in possession of voting shares (Shareholders) are fully responsible for any decision made. KPMG cannot assume responsibility or be held accountable for the decisions of the Shareholders.

•

The Shareholders should conduct their own analyses in relation to the convenience of Merger of Shares of the merged companies in relation to the merging company, and should consult their own financial, tax and legal advisors, to define their own opinions about the Mergers of Shares, in an independent manner. The Appraisal Report should be read and interpreted in light of the restrictions and qualifications previously mentioned. The reader should take into consideration in his analysis the restrictions and characteristics of the sources of information used.

•	This Appraisal Report should be used exclusively in the context of the Merger of Shares.

•

This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

•

Company and sector analysis reports drawn up by other institutions, perhaps due to their autonomy, can deal with assumptions in a manner unlike the approach of this appraisal and consequently present significantly different results.

•	This Appraisal Report was prepared according to the guidelines of CVM Instruction CVM 436/06 (which altered CVM Instruction 361/02).

•	The sum of individual values presented in this Appraisal Report can differ from the sum presented, due to the rounding off of figures.

•	We consider that the presentation of this Appraisal Report permanently concludes the services that were the subject matter of our proposal.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	7

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	8

2. Executive summary	Free translation of the original document in Portuguese

Introduction

•	The Managements of VCP and of Aracruz plan to execute corporate restructuring, whereby they will go through with the absorption of shares of Aracruz in the equity of VCP (“Merger of Shares”).

•

As a consequence of the Merger of Shares (a) the current shareholders of the Merged Company (Aracruz), which did not exercise the right to withdrawal, will receive shares issued by the Merging Company (VCP) and (b) VCP will become the owner of all the shares issued by Merged Company, whereupon the Merged Company will become a wholly-owned subsidiary of the Merging Company. For the issue of shares of VCP, the Managements of VCP and of Aracruz should establish the share substitution ratio (“Ratio of Exchange”) of the Merged Company to shares of the Merging Company.

•

KPMG was contracted by the Management of Aracruz for an appraisal of the Shareholders’ Equity at Market Prices of the Company, in compliance with the requirements of art. 264 of Law 6404/76, whose most relevant portions are reproduced below:

Art. 264 of Law 6404/76

“In the takeover, by the parent company, of a subsidiary company, the justification, submitted to the general meeting of the subsidiary, should contain, in addition to the information provided for in arts. 224 and 225, the calculation of the ratios of substitution of the shares of the non-controlling shareholders of the subsidiary with a basis on the value of the shareholders’ equity of the shares of the parent company and of the subsidiary with the two equities appraised according to the same criteria and on the same date, at market prices, or based on another criterion accepted by the Securities Commission, in the case of publicly-held companies”.

Objective of the appraisal

•

In accordance with the terms of our proposal dated of October 2, 2008, and respective rider of January 27, 2009, we conducted an independent appraisal of the Shareholders’ Equity at Market Prices of Aracruz, for compliance with regulations established by Corporation Law in art. 264 of Law nº 6404/76, of December 15, 1976.

Source of information and base date

•	The audited financial statements of Aracruz and of its subsidiaries as of December 31, 2008, which is the base date of this Appraisal Report, were used as a starting point.

•

The work was also based on interviews with Company Management, on management data, additional written or verbal information, provided by the Company, trial balances, projection of results prepared by Company Management, projections of economic indicators derived from futures contracts and others traded at BM&F and on projections of market indicators disclosed by Bloomberg.

Use and disclosure of the report

•	This Appraisal Report should be used exclusively in the context of the Mergers of Shares of Aracruz by VCP.

•

This Appraisal Report cannot be circulated, copied, published or in any way used, neither can it be filed, included or referred to in whole or in part in any document without the prior consent of KPMG, although its use by third parties is allowed under the strict terms of article 264 of Law 6404/76.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	9

2. Executive Summary (cont’d)	Free translation of the original document in Portuguese

Valuation criteria

•

The criterion of appraisal of the Shareholders’ Equity at Market Prices was applied to the calculation of the market value of the Company’s shareholders’ equity, considering assets and liabilities recorded in its financial statements of December 31, 2008.

•	The application of this criterion took the book values of assets and liabilities as a starting point and requires adjustments in some of these items to reflect their probable realization value.

•	Some of the main parameters that were observed for the execution of this assignment, as described in CVM Instruction CVM 436, are presented below:

1.	The value of shareholders’ equity appraised at market prices was estimated with a basis on the sale or the settlement of the assets and liabilities separately under the following conditions:

a.	The market value should correspond to the value expressed in cash or equivalent at which the property (or any other asset or liability) could be exchanged between a willing buyer and a willing seller, with reasonable knowledge of both and without compulsion for purchase or sale by one of by both; e

b.	The value of the assets should be appraised in reference to the market price under conditions of orderly settlement, or of “current cash equivalents”, in other words, the settlement value under forced sale conditions should not be considered, at any cost.

2.	The report summarizes the asset and liability items estimated in conditions of trade with debtors and creditors and contains the justification and appraisal criteria for each item, monetary and non-monetary, which were only grouped in conditions of similarity and relevance of the item.

3.	The following appraisal bases were observed in the different classes of items:

a.	Monetary assets, such as cash, cash equivalents and receivables, were appraised at fair value, that is, the amount at which an asset could be traded between independent and interested parties, familiar with the subject and willing to negotiate, in a normal transaction, without favors and with exemption of other interests. In cases where it was not possible to identify the market, these items were appraised through calculation of the present value of receipts in order to reflect the current market appraisals regarding the time value of money and the specific risks;

b.	Non-monetary assets, such as inventories, land, buildings, property, machinery and facilities, besides intangible assets like brands and patents, were appraised by the probable realization value.

c.	Monetary liabilities, such as debts, and payables, were appraised at fair value, as defined in letter “a” of this item.

d.	Contingencies were appraised according to the outcome expected by Company Management and/or its legal counsel.

4.	The statement of the Shareholders’ Equity at Market Prices summarizes assets and liabilities in a deductible manner, with Shareholders’ Equity at Market Prices remaining which, divided by the number of shares, will indicate the Shareholders’ Equity at Market Prices per share.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	10

2. Executive Summary (cont’d)	Free translation of the original document in Portuguese

Main procedures

•	In order to fulfill the requirements presented previously, the work involved the following main procedures:

•	Reading of the Company’s trial balances;

•	Analysis of the asset and liability accounts recorded in the financial statements of the Company;

•	Discussions and obtainment of additional information from Company Management;

•	Calculation of the market value of items whose book values were identified as being different from their respective market values;

•	Adjustment of the financial statements based on the result of the market value calculations;

•	Adjustment of the Company’s fixed assets at their respective market values based on the appraisal report prepared by the specialists engaged by the Company; and

•	Calculation of the of the Shareholders’ Equity at Market Prices of the Company and of its subsidiaries.

•	The procedures applied to the adjustment of assets subject to appraisal at market prices are described in Chapter 4 of this report.

Subsequent events

•	This appraisal does not reflect events occurring after the date of issuance of this report.

•	The appraisal of Aracruz considered the renegotiation of its financial liabilities executed with certain creditor banks, whose debt renegotiation contract was signed on May 13, 2009.

•

Any other relevant events that have occurred between the base date of the appraisal and the date of issuance of this document and that have not been communicated to KPMG might affect the appraisal result.

•

With the exception of the formalization by the Management of Aracruz of the re-scheduling of its financial liabilities with certain creditor banks, which rescheduling agreement as entered into on May 13, 2009, until this report’s issue date KPMG Corporate Finance is not aware of any other event likely to substantially change the results of this appraisal.

•	KPMG was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	11

2. Executive Summary (cont’d)	Free translation of the original document in Portuguese

Conclusion

•

Based on the objective of this appraisal, on the criteria used and their respective assumptions, the estimated Shareholders’ Equity at Market Prices of the Company on December 31, 2008, according to its corporate structure on this date, in our opinion is as follows (in thousands of shares):

Shareholders’ Equity at Market Prices

Quantity of shares (1)	1,032,554

Shareholders’ Equity - Book Value (in R$)	947,597,685

Value per share - Book Value (in R$)	0.918

Shareholders’ equity at market prices	3,348,659,176

Value per share - Shareholders’ Equity at Market Prices (in R$)	3.243

Note (1): Source - Company

•

The market prices of the fixed assets and inventories of spare parts and storeroom of the Company and its subsidiaries were not subject to appraisal by KPMG. In the case of spare parts inventories, we were restricted to compiling the appraisal prepared by the Company and its advisors. In the case of fixed assets, we limited our work to the compilation of sums reported in the appraisal reports issued by Poyry.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that its partners and directors and officers involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	12

Contents	Free translation of the original document in Portuguese

Glossary	3

1. Relevant notes	5

2. Executive summary	9

3. Information about the appraiser	14

4. Information about the Company	17

5. Appraisal of shareholders’ equity at market prices	26

6. Conclusion	35

Attachments

I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

II. Macroeconomic market data used in the projections	48

III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	13

3. Information about the appraiser	Free translation of the original document in Portuguese

•

The member firms of KPMG International are among the leaders in the global market of mergers and acquisitions. According to the independent survey of Thomson Financial Securities Data, the member firms of KPMG International were the number one financial advisor in a quantity of transactions concluded in nine of the twelve years as of 1994, having ranked second in the years in which it did not achieve leadership. From 2003 to 2006, they lead this ranking by a wide margin. After being vice leader in this ranking in 2007, KPMG International became the leader once again in 2008, year in which it advised 390 concluded merger and acquisition transactions. KPMG has received various awards in the last few years, of which the most recent was the title of “Advisor of the year in the European market of mid-sized companies” from Thomson Financial Acquisitions Monthly 2006 Awards.

•

At present KPMG Corporate Finance no Brasil reckons with a team of approximately 50 highly qualified professionals, including 8 partners, 4 executive officers and 9 managers allocated at the São Paulo and Rio de Janeiro offices.

Internal process of approval of the appraisal report

•

The appraisal of Shareholders’ Equity at Market Prices of the Company was executed by a team of highly qualified consultants, whereas the work was supervised and reviewed constantly by the partner and by the director in charge of the engagement. The work team was also comprised of a review partner and a manager. The approval of the appraisal report only occurred after the revisions by the engagement partner, the review partner, the director and the manager.

Identification and qualification of the professionals involved

•

Luis Augusto Motta Pinto da Luz and Luiz Renato Guimarães Pereira coordinated and took part in the development of the appraisal presented in this Report and are responsible for it. See résumés of these professionals in Attachment III.

Declarations of the appraiser

•	KPMG Corporate Finance declares, on July 10, 2009, that:

•	It does not own shares of the Company and of its subsidiaries, or of their partners, executive officers, directors, board members, controlling shareholders or related persons.

•	There are no business and credit relations with the Company that could impact its role as appraiser.

•	There is no conflict of interests that impairs the independence necessary for the performance of its duties in this assignment.

•	The amount charged as remuneration for the services rendered, referring to the preparation of this appraisal report, was R$ 361 thousand.

•	Over the last 12 months the sums received from Aracruz and its subsidiaries as payment for services provided by KPMG, save those in connection with preparing this report, totaled R$ 525 thousand.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	14

3. Information about the appraiser (cont’d)	Free translation of the original document in Portuguese

Experience of the appraiser

•	We present below some of the experiences of KPMG Corporate Finance in appraisals of publicly-held companies in recent years:

Client	Year	Description
Grupo Santander	2008	Appraisal by the Discounted Cash Flow methodology, Adjusted Shareholders’ Equity methodology and by Multiples of Grupo ABN Amro Real, referring to the merger of its operations in Brazil by Grupo Santander.

Paranapanema S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the capital increase through issuance of new shares.

SAEPAR Serviços e Participações S.A	2008	Appraisal by the Discounted Cash Flow methodology, referring to the Public Offering of Acquisition of Shares of Sul América Companhia Nacional de Seguros.

Companhia Brasiliana de Energia	2007	Appraisal by the Discounted Cash Flow methodology, for corporate restructuring purposes.

VIVO	2007	Appraisal by means of the Discounted Cash Flow methodology of the companies Tele Norte Celular Participações S.A and Telemig Celular Participações S.A., in compliance with article 256 of Law no. 6404.

AES Tietê S.A	2007	Appraisal by the Discounted Cash Flow methodology, for fiscal purposes.

Grupo Santander	2006	Appraisal by the methodology of Shareholders’ Equity at Market Prices of the banks: Banco Meridional S.A.; Banco Santander Brasil S.A., Banco Santander S.A. and Banco do Estado de São Paulo S.A. – Banespa; for purposes of restructuring and exchange of shares.

Telefônica Data Brasil Holding S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telecomunicações de São Paulo.

Telecomunicações de São Paulo S.A	2006	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the merger process at Telefônica Data Brasil Holding S.A.

Banco do Estado do Ceará S.A	2005	Appraisal for purposes of definition of minimum price for auction of the Bank in the privatization process.

Suzano Bahia Sul Papel e Celulose S.A	2005	Appraisals by means of the Adjusted Shareholders’ Equity methodology, in connection with the acquisition of Ripasa S.A Celulose e Papel.

Ripasa S.A. Celulose e Papel	2005	Appraisal by the Adjusted Shareholders’ Equity methodology, referring to the acquisition process by Suzano Bahia Sul Papel e Celulose S/A and Votorantim Celulose e Papel.

Votorantim Celulose e Papel	2005	Appraisal by means of the Adjusted Shareholders’ Equity methodology, in connection with the acquisition of Ripasa S.A Celulose e Papel.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	15

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	16

4. Information about the Company (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Company description

•

Aracruz is a Brazilian company with over 286 thousand hectares of renewable eucalyptus plantations and roughly 170 thousand hectares in native reservations in its forestry operations in the States of do Espírito Santo, Bahia, Minas Gerais, and Rio Grande do Sul.

•

A leading producer of bleached eucalyptus pulp, Aracruz accounts for 24% of this good’s global supply, directed at the manufacture of printing and writing paper, toilet paper, and high value-added special papers.

•	The company has the following industrial facilities to meet all this demand:

•	Barra do Riacho Unit- Espirito Santo (2.3 million tons): three pulp mills integrated to the plantations and a specialized private port (Portocel).

•

Guaíba - Rio Grande do Sul (450 thousand tons): A high-technology mill which directs a part of its 50-thousand ton annual productive capacity to printing and writing paper, chiefly marketed in the domestic market.

•	Veracel - Bahia (450 thousand tons): This is a partnership by Aracruz and the Swedish/Finnish Enso group, in which each company holds a 50% share in equity interest and production.

•

Aracruz Produtos de Madeira: Controlled jointly with the Weyerhaeuser group (USA), Aracruz holds one-third of the industrial facility located in Bahia, which supplies goods for the furniture and interior design industry, in Brazil and overseas.

•

In early 2009 the Company was acquired by VCP and formed a conglomerate which will be responsible for producing almost six million tons of pulp annually, equal to over one million hectares of forestry areas - roughly 500 thousand hectares of permanent preservation areas and 600 thousand hectares of eucalyptus plantations, in six different states (Espírito Santo, Bahia, Minas Gerais, Rio Grande do Sul, São Paulo, and Mato Grosso), with annual net invoicing in the region of R$ 7 billion.

Brief history

1967	Organization of Aracruz Florestal S.A, which was intended to plant eucalyptus forests.

1972	Foundation of Aracruz Celulose, with Aracruz Florestal as its subsidiary.

1978	Start of production in the Barra do Riacho Unit (Espirito Santo) - Plant A.

1985	Creation of Portocel, a private port in a partner ship with Cenibra, specialized in shipping pulp.

1991	Expansion of production in the Barra do Riacho units - Plant B project.

1999	ISO 14001 Certification

2002	Further expansion of production in the Barra do Riacho units - Plant C project.

2005	Inauguration of Veracel, a joint venture for pulp production

2009	Votorantim Celulose e Papel takes over the company’s control when acquiring the interests of the Safra Group and the Lorentzen, Almeida Braga, and Moreira Salles families.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	17

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Corporate Structure

•	The corporate structure of Aracruz (Aracruz Celulose S.A.) is presented below, as of December 31, 2008.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	18

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Main Branches of Business Activity

•	By means of its subsidiaries, joint subsidiaries and associated companies, Aracruz operates in a number of activities, as seen below:

1.	Wood Production: Operates through Aracruz Riograndense Ltda. and Mucuri Agroflorestal S.A. (the latter in a free leasehold of rural property), in eucalyptus forestation and reforestation to supply its productive units.

2.	Pulp Production: Through Veracel, the Barra do Riacho Unit and the Guaíba unit, it produces bleached eucalyptus pulp, employed chiefly in the production of toilet papers, printing, writing, and special papers.

3.	Pulp Production: Through the Guaíba unit, it produces roughly 50 thousand tons annually of printing and writing paper, basically intended for the domestic market.

4.	Distribution of goods: Through Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Ltd., Riocell Limited) and Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda. the company distributes pulp in the international market.

5.	Wood Products: By means of Aracruz Produtos de Madeira S.A., it manufactures solid wood products intended for the furniture and interior design industry, in Brazil and overseas.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	19

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance

•	The Company’s balance sheet relating to the periods from 2004 to 2008 is presented below:

Aracruz Balance Sheet in BRGAAP, in R$ millions - annual series

	2004	2005	2006	2007	2008
ASSETS
Current assets	2,294	2,659	2,690	2,358	2,821
Cash and cash equivalents	90	51	31	22	20
Sundry receivables	162	307	311	327	419
Trade accounts receivable	539	591	621	630	687
Inventories	314	439	498	485	678
Other	1,188	1,271	1,229	895	1,017
Noncurrent assets	243	274	396	573	1,307
Sundry receivables	174	238	359	496	1,278
Other	69	36	37	76	30
Permanent assets	6,338	6,416	6,491	7,006	7,739
Investments	28	24	23	22	20
Property, plant and equipment	5,723	5,927	6,129	6,769	7,663
Deferred charges	587	465	340	216	56

Total assets	8,874	9,349	9,577	9,937	11,868

LIABILITIES
Current liabilities	990	1,336	932	912	1,526
Loans and financing	434	728	333	292	1,035
Suppliers	216	196	184	195	258
Taxes, rates and contributions	120	57	91	65	120
Other	221	354	323	361	112
Noncurrent liabilities	4,444	3,863	3,830	3,664	9,380
Loans and financing	3,895	3,252	3,225	2,805	8,799
Other	550	611	605	859	581
Shareholders’ equity	3,440	4,151	4,816	5,361	962
Capital	1,855	1,855	1,855	2,872	2,872
Capital reserves	143	162	162	162	—
Profit reserves	1,493	2,199	2,863	2,369	(9)
Retained earnings (loss)	(51)	(66)	(64)	(42)	(1,900)

Total liabilities	8,874	9,349	9,577	9,937	11,868

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	20

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Historical Performance (cont’d)

•	We present below the Income Statements of the Company for the periods from 2004 to 2008:

DRE - BRGAAP in millions of R$	2004	2005	2006	2007	2008
Net revenue	3,411	3,332	3,858	3,847	3,697
Cost of goods sold	(1,799)	(1,867)	(2,315)	(2,471)	(2,545)
Gross income	1,612	1,466	1,543	1,376	1,152
Commercial expenses	(175)	(164)	(177)	(170)	(178)
General and administrative expenses	(106)	(105)	(138)	(128)	(138)
Financial expenses	(196)	(49)	(134)	30	(5,925)
Other Operating Income	30	43	51	53	84
Other Operating Expenses	(150)	(205)	(205)	(129)	(346)
Equity in income of subsidiaries and assoc. co.	(0)	(3)	(1)	(1)	(2)
Operating income	1,015	982	939	1,031	(5,353)
Nonoperating Income	6	(7)	—	—	—
EBIT	1,021	975	939	1,031	(5,353)
Income and social contribution taxes	47	188	211	11	1,140
Net income for the year	1,068	1,163	1,150	1,042	(4,213)

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	21

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

Information on the pulp and paper market

•

The competitiveness of the world’s pulp producers depends on climatic factors, soil conditions, and development of technology to increase productivity and production sustainability, based on forests planted primarily with eucalyptus and pine trees.

•

The Brazilian pulp and paper sector is one of the most competitive in the world. As a predominantly tropical country, Brazil has a climate and soils that are extremely conducive to tree farming. As a result of these advantages, Brazil is the world’s sixth largest producer of eucalyptus short fiber pulp - which provides high-quality paper - and the eleventh largest producer of paper.

•	The global ranking of major pulp and paper producing countries is shown below (base year 2007):

World’s largest producers of cellulose and
Paper - 2007 (in thousands of metric tons)

Pulp			Paper
#	Country	Volume	Country	Volume
1	USA	53,215	USA	84,073
2	Canada	23,677	China	65,000
3	China	18,160	Japan	31,106
4	Finland	13,066	Germany	22,655
5	Sweden	12,240	Canada	18,170
6	Brazil	11,998	Finland	14,151
7	Japan	10,884	Sweden	12,066
8	Russia	7,370	South Korea	10,703
9	Indonesia	5,672	Italy	10,009
10	Chile	3,550	France	10,006
11	India	3,250	Brazil	9,008

Total worldwide		192,177	Total worldwide	381,551

Source: RISI

•	In all, 12 million tons of pulp and 9 million tons of paper were produced in Brazil, representing a growth of 7.3% and 3.2% (respectively) in relation to the total produced in 2006.

•	Data on Brazilian pulp and paper production are presented below:

Brazilian Pulp and Paper Production

(in millions of metric tons per year)

Source: Bracelpa

•

According to the Brazilian Pulp and Paper Association (Bracelpa), focusing on the international market-taking advantage of the strong growth of emerging economies-was a wise strategy for the Brazilian paper industry.

•

The increase of income in these economies has generated an expansion in consumption of items originating from forest-based industries, such as wood for construction and paper for the produce of books, notebooks, packaging materials, particularly to destinations such as China, India and Eastern Europe

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	22

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	The production of paper and pulp is largely concentrated in the hands of a few (but major) competitors, as can be seen in the table below:

Major classifications of the Pulp and Paper Industry

Company	Headquarters	Sales (in R$ million)	Net profit Adjusted (in R$ million)	Adj. SE (in R$ million)	Sales Margin (in %)
Suzano	BA	3,984.7	645.5	4,726.1	16.2%
Klabin	SP	3,528.4	631.7	2,929.1	17.9%
VCP	SP	2,763.0	538.0	5,874.2	19.5%
Aracruz	ES	2,641.2	887.1	5,689.7	33.6%
Duratex	SP	2,250.1	240.9	1,583.8	10.7%
International Paper	SP	2,046.2	20.8	3,702.3	1.0%
Ripasa	SP	1,468.3	61.9	1,126.4	4.2%
Cenibra	MG	1,331.3	309.9	1,141.2	23.3%
Veracel	BA	853.1	64.6	2,486.3	7.6%
Satipel	SP	565.0	43.6	504.5	7.7%
Celulose Irani	RS	453.2	25.7	115.4	5.7%
Berneck painéis e Serrados	PR	402.9	67.1	736.0	16.7%
Plantar	MG	232.2	24.0	97.8	10.3%

Source: Bracelpa

•	Data on Brazilian paper production, imports and exports are presented below:

Paper production in metric tons (2007)

Printing Paper	143,523
Printing and Writing Paper	2,493,236
Paper for Packaging	4,367,365
Tissue paper	812,594
Letter Paper	635,999
Paperboard	46,275
Other	466,978

Total	8,965,970

Source: SECEX

Paper (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan-Jul)	2008 (Jan-Jul)%
Production	8,725	8,965	2.8%	5,234	5,332	1.9%
Imports	967	1,097	13.4%	575	756	31.5%
Exports	1,990	2,006	0.8%	1,229	1,216	-1.1%

Source: SECEX

•	Data on Brazilian paper production, imports and exports are presented below:

Production of Cellulose Paste in metric tons (2007)

Long Fiber	1,443,606
Bleached	75,043
Non-bleached	1,368,563
Short fiber	9,962,672
Bleached	9,563,080
Non-bleached	399,592
P.A.R.	509,778

Total	11,916,056

Source: SECEX

Pulp (‘000 Tons)

	2006 (12m)	2007 (12m)%		2007 (Jan-Jul)	2008 (Jan-Jul)%
Production	11,180	11,916	6.6%	6,849	7,638	11.5%
Imports	362	346	-4.4%	160	175	9.4%
Exports	6,246	6,584	5.4%	3,212	4,384	36.5%

Source: SECEX

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	23

4. Company Information (cont’d) (Source: 2008 Annual Report and Company website)	Free translation of the original document in Portuguese

•	Data on the trade balance of Brazilian pulp and paper are presented below:

Trade Balance of the Pulp/Paper Sector US$ millions FOB

	2006	2007	%	2007	2008	%
				(Jan-Jul)
Exports	4,005	4,726	18.0%	3,117	3,974	27.5%
Pulp	2,484	3,024	21.7%	1,962	2,656	35.4%
Paper	1,521	1,702	11.9%	1,155	1,318	14.1%
Imports	1,125	1,318	17.2%	820	1,096	33.7%
Pulp	213	232	8.9%	148	177	19.6%
Paper	912	1,086	19.1%	672	919	36.8%
Balance	2,880	3,408	18.3%	2,297	2,878	25.3%
Pulp	2,271	2,792	22.9%	1,814	2,479	36.7%
Paper	609	616	1.1%	483	399	-17.4%

Source: SECEX

•

Brazilian pulp and paper companies have increased the trade balance: US$ 4.7 billion were exported in 2007, reaching a trade surplus of US$ 3.4 billion (8.5% of Brazil’s US$ 40 billion trade balance in 2007).

•

In the first two quarters of 2008, the sector accounted for US$ 2.878 billion out of Brazil’s US$ 11.3 billion trade balance. Exports of pulp were up 35.4% in relation to the same period last year, reaching US$ 2.656 billion, and paper exports totaled US$ 1.318 million, showing a 14.1% increase over the same period last year.

•

The industry depends on exports; around 55% of pulp production and 22% of paper production was exported in 2007. The factors that influence the price under these conditions include variations in the exchange rate, global economic activity, and the increase or decrease of worldwide demand.

•

The weakening of the global economy has besieged the pulp and paper sector. In both August and September 2008, there was an 8% drop in shipments. With this fall in the demand for paper products for the office supply and publishing sectors, the demand for pulp has also fallen, and producers were left with inventory levels 25% higher than 12 months ago. In late August the product remained in stock for an average of 33 days, but by August 2008 this figure had jumped to 45 days.

•	The changes in the price of pulp is shown below:

Changes in the Price of Pulp

(US$ per metric ton)

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	24

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	25

5. Appraisal of shareholders’ equity at market prices	Free translation of the original document in Portuguese

General Assumptions

•	For adjustments calculation, when applicable, between the book balance and the market value of assets and liabilities, we executed the following procedures:

•

Projection of the realization or settlement of the account balances, considering when appropriate the interest and/or correction rates levied, and discount at present value using a specific discount rate that reflects the current market evaluations concerning the time value of money and the specific risks.

•	The market values of fixed assets and spare parts inventory accounts were estimated with a basis on the appraisal results of specialized third parties.

•	Adjustments in the amounts of investments in subsidiary or associated companies, based on the equity accounting method, going from Shareholders’ Equity at Market Prices of the subsidiaries.

•

The tax credits or debits were adjusted according to use or payment following the orderly settlement criterion. These credits, when possible, were considered to offset any taxes resulting from the capital gains identified with appraised assets and liabilities.

Definition of discount rate

•

We used the rate of 100% of the projected future (in nominal terms) Interbank Deposit Certificate (CDI) according to market expectations implicit in the future contracts of CDI traded at BM&F, as of June 30, 2009.

Other rates and indexes

•

Market expectations implicit in the future contracts of BM&F relating to foreign exchange and TJLP and data disclosed at Bloomberg referring to the Libor future contracts, as of June 30, 2009, were also used in the calculations.

Adjustments of assets and liabilities at market prices

•

For calculation of the market value of the assets and liabilities of the Company and its subsidiaries identified as susceptible to relevant adjustments, the following criteria were applied for these assets and liabilities to be reflected by their respective realization values:

Trade accounts receivable - Domestic Market

•	Nature of balance: referring to trade accounts receivable generated in domestic market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of four hundred thousand reais (R$ 400 thousand) in accounts receivable of Aracruz;

•	Reduction of twenty thousand reais (R$ 20 thousand) in accounts receivable of Portocel;

•	Reduction of nine thousand reais (R$ 9 thousand) in accounts receivable of APM; and

•	Reduction of twenty-four thousand reais (R$ 24 thousand) in accounts receivable Aracruz Riograndense.

Trade accounts receivable - Foreign Market

•	Nature of balance: referring to trade accounts receivable generated in foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	26

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Trade accounts receivable - overseas market (continued)

•	Reduction of four million, seven hundred and forty thousand reais (R$ 4,740 thousand) in accounts receivable of Veracel;

•	Reduction of one hundred and eighty-nine thousand dollars (US$ 189 thousand) in accounts receivable of AHOC; and

•	Increase of three hundred and thirty-four thousand dollars (US$ 334 thousand) in the accounts receivable of Aracruz USA.

Accounts receivable re - tax credits sold

•	Nature of balance: regarding accounts receivable arising from sale of ICMS tax credits at CDI + 2% p.a.

•

Adjustment criteria: appraise based on projection of receivables flows for this transaction according to their respective rates and indices, and discounted to present value based on the CDI projection for the period.

•	Amount of Adjustment:

•	Increase of one million, eight hundred and forty-three thousand reais (R$ 1,843 thousand) in the tax credits sold account of Aracruz.

Account receivable - associated / controlled companies

•	Nature of balance: with regard to accounts receivable for commercial transactions with associated / controlled companies.

•	Adjustment criteria: appraised according to the expectation for realizing and discounted to present value according to the realization terms and projected CDI rate.

•	Amount of Adjustment:

•	Reduction of twenty-five thousand reais (R$ 25 thousand) in accounts receivable - associated / subsidiary companies of APM.

Inventories - Raw material

•	Nature of balance: referring to inventory of raw material necessary for the operation.

•	Adjustment criteria: valued at replacement cost based on the price of the last purchase.

•	Amount of Adjustment:

•	Increase of thirteen thousand reais (R$ 13 thousand) in the raw material inventory of Aracruz;

•	Increase of two hundred and two thousand reais (R$ 202 thousand) in the raw material inventory of Veracel; and

•	Increase of one thousand reais (R$ 1 thousand) in the raw material inventory of APM.

Inventories - Finished product

•	Nature of balance: referring to inventory of finished product generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin.

•	Amount of Adjustment:

•	Increase of ten million, six hundred and seventy-seven thousand reais (R$ 10,677 thousand) in the finished product inventory of Aracruz;

•	Reduction of one hundred and twenty-five thousand reais (R$ 125 thousand) in the finished product inventory of Veracel;

•	Reduction of six million, five hundred and sixty-seven thousand reais (R$ 6,567 thousand) in the finished product inventory of AHOC;

•	Reduction of four hundred and twenty-eight thousand reais (R$ 428 thousand) in the finished product inventory of APM; and

•	Increase of nine hundred and fifty-seven thousand reais (R$ 957 thousand) in the in the finished product inventory of Aracruz USA.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	27

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

Inventories - Semi-finished products

•	Nature of balance: referring to inventory of semi-finished products generated by the actual operation.

•	Adjustment criteria: valued at the sale price net of taxes, commercial expenses and profit margin, deducted the cost for transformation into finished product.

•	Amount of Adjustment:

•	Reduction of three hundred and seventy thousand reais (R$ 370 thousand) in the semi-finished product inventory of APM.

Inventories - Maintenance materials

•	Nature of balance: referring to the inventory of maintenance materials of fixed assets and storeroom inventory.

•	Adjustment criteria: appraised at market price as of December 31, 2008, according to an appraisal performed by the Company and its advisors.

•	Amount of Adjustment:

•	Increase of six hundred and eighty-five thousand reais (R$ 685 thousand) in the inventory of semi-finished products of Aracruz.

Inventories - Forest products

•	Nature of balance: regarding eucalyptus shoots inventories.

•	Adjustment criteria: valued at replacement cost based on the price of the last purchase.

•	Amount of Adjustment:

•	Reduction of one hundred and fourteen thousand reais (R$ 114 thousand) in the forest product inventory of Veracel.

ICMS recoverable

•	Nature of balance: referring to ICMS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The portion not realized upon the sale of inventories was reverted as there is no market value for such balances.

•	Amount of Adjustment:

•	Reduction of twenty-six thousand reais (R$ 26 thousand) in the Veracel ICMS tax recoverable of Veracel; and

•	Reduction of eighty-five thousand reais (R$ 85 thousand) in the ICMS tax recoverable of Aracruz Riograndense.

COFINS recoverable

•	Nature of balance: referring to COFINS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of fifty million, eight hundred and seventy-seven thousand reais (R$ 50,877 thousand) in the Cofins recoverable of Aracruz;

•	Reduction of thirty-seven million, four hundred and seventy-six thousand reais (R$ 37,476 thousand) in the Cofins recoverable of Veracel; and

•	Reduction of four million, six hundred and twenty-six thousand reais (R$ 4,626 thousand) in the Cofins recoverable of Aracruz Riograndense.

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The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	28

5. Appraisal of shareholders’ equity at market prices (cont’d)	Free translation of the original document in Portuguese

PIS recoverable

•	Nature of balance: referring to PIS credits generated by the actual operation.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of one million, one hundred and seventy-eight thousand reais (R$ 1,178 thousand) in the PIS recoverable of Veracel; and

•	Reduction of one million, six hundred and twenty-four thousand reais (R$ 1,624 thousand) in the PIS recoverable of Aracruz Riograndense.

VAT tax recoverable

•	Nature of balance: regarding VAT tax credits created by the transaction itself.

•

Adjustment criteria: appraised based on the orderly settlement context where aforesaid credits would be realized by the settlement of the companies’ inventories. The unrealized portion was used to discount income tax and social contribution due on the capital gain determined. Any residual values are considered unrealizable.

•	Amount of Adjustment:

•	Reduction of fifty-six thousand dollars (US$ 56 thousand) in the VAT tax recoverable of AHOC.

ICMS recoverable on fixed assets

•	Nature of balance: referring to ICMS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of seven million, eight hundred and ninety-one thousand reais (R$ 7,891 thousand) in the ICMS tax recoverable on fixed assets of Aracruz;

•	Reduction of one million, one hundred and fifty-nine thousand reais (R$ 1,159 thousand) in the ICMS tax recoverable on fixed assets of Veracel;

•	Reduction of one hundred and fifty-eight thousand reais (R$ 158 thousand) in the ICMS tax recoverable on fixed assets of APM; and

•	Reduction of one hundred and twelve thousand reais (R$ 112 thousand) in the ICMS tax recoverable on fixed assets of Aracruz Riograndense.

PIS and COFINS recoverable on fixed assets

•	Nature of balance: referring to PIS and COFINS credits generated in the acquisition of fixed assets.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where said assets would be resold, accordingly, the credits corresponding to said transactions would have no market value.

•	Amount of Adjustment:

•	Reduction of thirty-one million, three hundred and thirty-one thousand reais (R$ 31,331 thousand) in the PIS and Cofins recoverable on fixed assets of Aracruz;

•	Reduction of seven million, six hundred and six thousand reais (R$ 7,606 thousand) in the PIS and Cofins recoverable on fixed assets of Veracel;

•	Reduction of six million, eight hundred and forty-seven thousand reais (R$ 6,847 thousand) in the PIS and Cofins recoverable on fixed assets of Portocel; and

•	Reduction of fifty thousand reais (R$ 50 thousand) in the PIS and Cofins recoverable on fixed assets of Aracruz Riograndense.

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The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	29

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Deferred Income Tax and Social Contribution Assets

•	Nature of balance: referring to Deferred Income Tax and Social Contribution that cannot be used due to the orderly settlement of the Company and of its subsidiaries.

•

Adjustment criteria: valued taking into consideration the orderly settlement of the companies where the respective tax credit was used to offset the taxes due upon the determination of capital gain/loss.

•	Amount of Adjustment:

•	Reduction of one hundred and forty million, one hundred and eight thousand reais (R$ 140,108 thousand) in the Deferred Income Tax and Social Contribution Credits of Aracruz;

•	Reduction of sixty-four million, eight hundred and fifteen thousand reais (R$ 64,815 thousand) in the Deferred Income Tax and Social Contribution Credits of Veracel;

•	Reduction of two hundred million, five hundred and forty-five thousand dollars (US$ 200,545 thousand) in the Deferred Income Tax and Social Contribution Credits of AHOC; and

•	Reduction of thirty-two thousand reais (R$ 32 thousand) in the Deferred Income Tax and Social Contribution Credits of APM.

Account receivable - Government of Bahia

•	Nature of balance: regarding accounts receivable arising from the construction of highway infra-structure, value to be refunded by the government of the State of Bahia.

•

Adjustment criteria: appraise based on projection of receivables flows for this transaction according to their respective rates and indices, and discounted to present value based on the projected CDI rate.

•	Amount of adjustment:

•	Reduction of one million, three hundred and sixty-three thousand reais (R$ 1,363 thousand) in the accounts receivable - Government of Bahia of Veracel.

Prepaid expenses

•	Nature of balance: regarding prepayment of deferred expenses.

•	Adjustment criteria: appraisal based on the expectation to realize balances.

•	Amount of Adjustment:

•	Reduction of five thousand dollars (US$ 5 thousand) in the prepaid expenses of Aracruz Europe.

Fixed assets

•	Nature of balance: referring to the fixed assets of the Company.

•	Adjustment criteria: appraised at market price on December 31, 2008, by means of an appraisal by Poyry.

•	Amount of Adjustment:

•	Increase of two billion, three hundred and forty-two million, nine hundred and twenty-eight thousand reais (R$ 2,342,928 thousand) in the fixed assets of Aracruz;

•	Increase of four hundred and forty-six million, and ninety-five thousand reais (R$ 446,095 thousand) in the fixed assets of Veracel;

•	Increase of one hundred million, four hundred and ninety-nine thousand reais (R$ 100,499 thousand) in the fixed assets of Portocel;

•	Increase of thirty-two million, one hundred and thirteen thousand reais (R$ 32,113 thousand) in the fixed assets of APM; and

•	Increase of four hundred and ninety-two million, five hundred and thirty-three thousand reais (R$ 492,533 thousand) increase in the fixed assets of Mucuri;

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	30

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Advance to suppliers - eucalyptus

•	Nature of balance: referring to operating and/or financial advances to eucalyptus suppliers.

•	Adjustment criteria: valued according to the cubic meters of wood contracted on the date the contract is formally drawn up in keeping with the current values of wood contracted by the Company.

•	Amount of Adjustment:

•	Increase of three hundred and thirty-five million, four hundred and twenty-seven thousand reais (R$ 335,427 thousand) in the advance to suppliers - eucalyptus of Aracruz; and

•	Increase of sixty-one million, nine hundred and thirty-one thousand reais (R$ 61,931 thousand) in the advance to suppliers - eucalyptus of Veracel.

Deferred charges

•	Nature of balance: regarding pre-operating expenses.

•	Adjustment criteria: balance appraised based on realization value.

•	Amount of Adjustment:

•	Reduction of fifty-six million two hundred and eighty-eight thousand reais (R$ 56,288 thousand) in the Deferred charges of Aracruz; and

•	Reduction of seven hundred and thirty-two thousand reais (R$ 732 thousand) in the Deferred charges account of APM.

Investments - Interest in associated and subsidiary companies

•	Nature of balance: referring to the Company’s interest in its subsidiaries, adjusted with a basis on the equity accounting method.

•

Adjustment criteria: the book value contained in the balance sheet of the Company subsidiaries were adjusted to market value, using the same criteria adopted for the Company, reflected in its shareholders’ equity based on the equity accounting method, adopting as a basis the Shareholders’ Equity at Market Prices of its subsidiaries, and the respective adjustments made in each one of them.

•	Amount of Adjustment:

•	Increase of three hundred and sixteen million, two hundred and twenty-nine thousand reais (R$ 316,229 thousand) in the interest in associated and subsidiary companies of Aracruz; and

•	Reduction of five thousand dollars (US$ 5 thousand) in the interests in associated and controlled companies account of AHOC.

Investments - Interest in investment funds and other companies

•	Nature of balance: referring to interest in investment funds and other companies adjusted with a basis on the investment cost method.

•	Adjustment criteria: does not have market value due to the impossibility of realization of the book balance.

•	Amount of Adjustment:

•	Reduction of three million, two hundred twenty-two thousand reais (R$ 3,222 thousand) in the interests in investment funds and other companies account of Aracruz.

Investments - Goodwill on the acquisition of shares

•	Nature of balance: regarding goodwill created in the Veracel Celulose S.A. acquisition transactions.

•

Adjustment criteria: balances were considered null, as they have no market value or their realization/sale is improbable. In general they refer to expenditures already realized and not incurred in accounting terms the amortization of which is being performed gradually.

•	Amount of Adjustment:

•	Reduction of nine million, seven hundred and forty-two thousand reais (R$ 9,742 thousand) in the goodwill account of Aracruz.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	31

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Suppliers - Domestic Market

•	Nature of balance: referring to accounts payable generated by domestic market operations.

•	Adjustment criteria: discount at present value according to the realization terms and CDI rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of three million, four hundred and forty-three thousand reais (R$ 3,443 thousand) in trade accounts payable - domestic market of Aracruz;

•	Reduction of eighty-four thousand reais (R$ 84 thousand) in trade accounts payable - domestic market of Veracel; and

•	Reduction of thirty-six thousand reais (R$ 36 thousand) in trade accounts payable - domestic market of APM.

Suppliers - Foreign Market

•	Nature of balance: referring to accounts payable generated by foreign market operations.

•	Adjustment criteria: discount at present value according to their periods of receipt, CDI rate and exchange rate projected for the period (Source: BM&F).

•	Amount of Adjustment:

•	Reduction of one hundred and eleven thousand reais (R$ 111 thousand) in trade accounts payable - overseas market of Aracruz;

•	Increase of two thousand reais (R$ 2 thousand) in the account of Suppliers- foreign market of Veracel;

•	Reduction of one hundred and thirty-four thousand dollars (US$ 134 thousand) in trade accounts payable - overseas market of AHOC;

•	Reduction of one million, nine hundred and sixty-two thousand reais (R$ 1,962 thousand) in trade accounts payable - overseas market of Aracruz Riograndense; and

•	Reduction of thirty-one thousand reais (R$ 31 thousand) in trade accounts payable - overseas market of Aracruz USA.

Profit sharing

•	Nature of balance: regarding senior management bonus, payment of which depends on working at least three years for the Company.

•	Adjustment criteria: balances were considered null, as one of these balances would not be settled in a context of orderly settlement.

•	Amount of Adjustment:

•	Reduction of seven million, one hundred and sixty-six thousand reais (R$ 7,166 thousand) in profit sharing of Aracruz; and

•	Reduction of forty-four thousand reais (R$ 44 thousand) in profit sharing of Portocel.

Loans, financing and derivatives

•

Nature of balance: referring to loans and financings in national and foreign currency, such as: BNDES, Pre-payments, ACC, Working Capital, Leasing, and others; and transactions with derivatives, such as Export Credit Notes, Swaps, among others

•

Adjustment criteria: appraised based on the projection of the payment flows of these financial operations according to their respective rates, indexes and other contractual terms, and their discounting at present value based on the CDI rate and on the foreign exchange projected for the period.

•	Amount of Adjustment:

•	Reduction of eight hundred and twenty-four million, five hundred and forty-three thousand reais (R$ 824,543 thousand) in loans, financing, and derivatives of Aracruz;

•	Reduction of eighteen million, two hundred and forty-five thousand reais (R$ 18,245 thousand) in loans, financing, and derivatives of Veracel;

•	Reduction of fifteen million, six hundred and seventy-eight thousand reais (R$ 15,678 thousand) in loans, financing, and derivatives of Portocel; and

•	Reduction of ninety-four million, two hundred and sixty-nine thousand dollars (US$ 94,269 thousand) in loans, financing, and derivatives of AHOC.

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The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	32

5. Appraisal of shareholder’s equity at market prices (cont’d)	Free translation of the original document in Portuguese

Commissions payable

•	Nature of balance: regarding commissions payable arising from the transaction, payable within three months.

•	Adjustment criteria: discounted to present value according to their payment terms and the projected CDI rate.

•	Amount of adjustment:

•	Reduction of two thousand reais (R$ 2 thousand) in the commissions payable account of APM.

Taxes payable - PIS / COFINS PAES

•	Nature of balance: regarding PAES, PIS, and COFINS.

•	Adjustment criteria: appraised according to payment term and discounted to present value according to their payment terms and the projected CDI rate.

•	Amount of adjustment:

•	Reduction of four million and thirty-seven thousand reais (R$ 4,037 thousand) in the PAES tax payable account of Aracruz.

Taxes, rates and contribution liabilities

•

Considering that part of the adjustments made to the shareholders’ equity of the Company and its subsidiaries would result in a gain for fiscal purposes, the deduction of the tax impact of income tax and social contribution should be considered a negative adjustment factor in the shareholders’ equity of these companies, since upon the realization of the appraised assets and liabilities, the earnings determined as a result of the adjustments will entail a tax debit in addition to those already determined by these companies.

•

For this purpose, we identified adjustments that individually correspond to an expense, as well as others that correspond to revenue, classifying them as either operating or non-operating (considering the definition of non-operating income/expense contained in Law 9249/95).

•

Taking only adjustments of a deductible expense and/or taxable income nature as a basis, we determined taxable earnings. Part of the Company’s earnings was offset with the use of tax loss and negative social contribution basis existing at this company on the base date of this appraisal.

•	The tax impact resulting from the above adjustments in the “Taxes, rates and contributions” account was calculated as a result.

•	Amount of Adjustment:

•	Increase of one billion, one hundred and forty-six million, one hundred and eighty-one thousand reais (R$ 1,146,181 thousand) in the “Taxes, rates and contributions” account of Aracruz;

•	Increase of one hundred and sixty million, seven hundred and forty-one thousand reais (R$ 160,741 thousand) in the “Taxes, rates and contributions” account of Veracel;

•	Increase of thirty-seven million, one hundred and eighty-one thousand reais (R$ 37,181 thousand) in the “Taxes, rates and contributions” account of Portocel;

•	Increase of fourteen million and fourteen thousand dollars (US$ 14,014 thousand) in the “Taxes, rates and contributions” account of AHOC;

•	Increase of ten million, nine hundred and eighteen thousand reais (R$ 10,918 thousand) in the in the “Taxes, rates and contributions” account of APM;

•	Increase of one hundred and sixty-seven million, four hundred and sixty-one thousand reais (R$ 167,461 thousand) in the “Taxes, rates and contributions” account of Mucuri; and

•	Increase of four hundred and ninety-two thousand dollars (US$ 492 thousand) in the “Taxes, rates and contributions” account of Aracruz USA.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	33

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	34

6. Conclusion	Free translation of the original document in Portuguese

•

Based on the description of all the assignments and the respective attachments to this appraisal report, the estimated value of the Company’s Shareholders’ Equity at Market Prices as of December 31, 2008, in accordance with its corporate structure on that date is, in our opinion is three billion, three hundred and forty-eight million, six hundred and fifty-nine thousand reais (R$ 3,348,659 thousand), with a per share value of R$ 3.243.

•

We emphasize that the understanding of the conclusion of this report will only occur through the full reading of its text and of its appendices, and that readers should therefore not take conclusions from its partial reading.

•	KPMG Corporate Finance declares, for the appropriate purposes, that it does not have any direct or indirect interests in the Company or in the operation for which this report is intended.

•	In addition, it informs that the controlling shareholders and directors and officers of the companies involved have not established any type of limitation on the performance of the work executed.

•	KPMG Corporate Finance was not charged with the task of updating this report after the date of its issuance.

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	35

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	48

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	36

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008.	Free translation of the original document in Portuguese

•	We present below the calculations of Shareholders’ Equity at Market Prices of Aracruz and of its subsidiaries:

Adjustments made to the shareholders’ equity of Aracruz Celulose S.A.

Shareholders’ equity – book value		947,597,685

Adjustments in assets		2,707,942,310

Trade accounts receivable – domestic market		(399,680)
Accounts receivable re tax credits sold		1,842,777
COFINS recoverable		(50,876,869)
ICMS recoverable on fixed assets		(7,891,792)
PIS and COFINS recoverable on fixed assets		(31,331,060)
Inventories - Raw material		13,165
Inventories - Finished goods		10,677,480
Inventories - Maintenance materials		684,943
Advance to suppliers - eucalyptus		335,426,984
Fixed assets		2,342,927,587
Deferred charges		(56,288,334)
Other investments		(3,222,261)
Goodwill		(9,741,584)
Deferred Income Tax/Social Contribution		(140,107,751)
Equity accounting		316,228,704

Adjustments in liabilities		(839,300,671)

Loans, financings and derivatives – Short term + Long Terms		(824,543,128)
Suppliers - Domestic Market		(3,443,337)
Suppliers - Foreign Market		(111,116)
Taxes payable - PAES		(4,036,660)
Profit sharing		(7,166,429)

Total capital gain net of capital loss	3,547,242,981
Total subject to operating taxation	1,028,194,441
Total subject to non-operating taxation	2,342,927,587
Total not subject to taxation	176,120,953

Income Tax/Social Contribution on capital gain/loss		(1,146,181,490)

Operational		(349,586,110)
Non-operational		(796,595,380)

Adjusted shareholders’ equity at market prices		3,348,659,176

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	37

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Veracel Celulose S.A. - in R$ (expressed as 50% of total)

Shareholders’ equity – book value		1,272,228,340

Adjustments in assets		389,625,612

Trade accounts receivable - foreign market		(4,740,438)
ICMS recoverable		(26,279)
COFINS recoverable		(37,476,086)
PIS recoverable		(1,178,068)
ICMS recoverable on fixed assets		(1,158,980)
PIS and COFINS recoverable on fixed assets		(7,605,970)
Inventories - Raw material		202,351
Inventories - Finished goods		(124,862)
Inventories - Forest products		(114,049)
Account receivable - Government of Bahia		(1,363,200)
Advance to suppliers - eucalyptus		61,930,738
Fixed assets		446,095,206
Deferred Income Tax/Social Contribution		(64,814,750)

Adjustments in liabilities		(18,327,605)

Loans and financings - Short Term + Long Term		(18,245,242)
Suppliers - Domestic Market		(83,882)
Suppliers - Foreign Market		1,519

Total capital gain net of capital loss	407,953,217
Total subject to operating taxation	26,672,762
Total subject to non-operating taxation	446,095,206
Total not subject to taxation	(64,814,750)

Income Tax/Social Contribution on capital gain/loss		(160,741,109)

Operational		(9,068,739)
Non-operational		(151,672,370)

Adjusted shareholders’ equity at market prices		1,519,440,448

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	38

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Portocel T.E.B.R. S/A - em R$

Shareholders’ equity – book value		18,547,092

Adjustments in assets		93,632,274

Trade account receivable - domestic market		(20,001)
PIS and COFINS recoverable on fixed assets		(6,846,667)
Fixed assets		100,498,942

Adjustments in liabilities		(15,722,848)

Derivatives		(15,678,426)
Profit sharing		(44,422)

Total capital gain net of capital loss	109,355,122
Total subject to operating taxation	8,856,180
Total subject to non-operating taxation	100,498,942
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(37,180,741)

Operational		(3,011,101)
Non-operational		(34,169,640)

Adjusted shareholders’ equity at market prices		90,721,472

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	39

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Trading Int. Ltd. - in US$

Shareholders’ equity – book value		70,948,822

Adjustments in assets		(207,362,320)

Trade account receivable - foreign market		(189,232)
VAT receivable		(56,192)
Inventories - Finished goods		(6,567,264)
Deferred Income Tax/Social Contribution		(200,545,089)
Equity accounting		(4,543)

Adjustments in liabilities		(94,402,913)

Loans and financings - Short term + Long Term		(94,268,637)
Suppliers - Foreign Market		(134,276)

Total capital gain net of capital loss	(112,959,407)
Total subject to operating taxation	87,585,682
Total subject to non-operating taxation	—
Total not subject to taxation	(200,545,089)

Income Tax/Social Contribution on capital gain/loss		(14,014,436)

Operational		(14,014,436)
Non-operational		—

Adjusted shareholders’ equity at market prices		(56,025,021)

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	40

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Produtos de Madeira S.A. - in R$

Shareholders’ equity - book value		49,147,566

Adjustments in assets		30,360,158

Trade account receivable - domestic market		(9,472)
Account receivable - associated / subsidiary companies		(24,560)
Inventories - Raw material		846
Inventories - Finished goods		(427,854)
Inventories - Semi-finished products		(370,134)
ICMS recoverable on fixed assets		(157,775)
Fixed assets		32,113,003
Deferred charges		(732,281)
Deferred Income Tax/Social Contribution		(31,617)

Adjustments in liabilities		(38,125)

Suppliers - Domestic Market		(35,773)
Commissions payable		(2,352)

Total capital gain net of capital loss	30,398,282
Total subject to operating taxation	(1,683,104)
Total subject to non-operating taxation	32,113,003
Total not subject to taxation	(31,617)

Income Tax/Social Contribution on capital gain/loss		(10,918,421)

Operational		572,255
Non-operational		(10,918,421)

Adjusted shareholders’ equity at market prices		68,627,427

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	41

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Riograndense Ltda. - in R$

Shareholders’ equity - book value		77,090,319

Adjustments in assets		(6,519,209)

Trade account receivable - domestic market		(23,507)
ICMS recoverable		(84,513)
COFINS recoverable		(4,625,984)
PIS recoverable		(1,623,633)
ICMS recoverable on fixed assets		(111,606)
PIS and COFINS recoverable on fixed assets		(49,966)

Adjustments in liabilities		(1,962,073)

Suppliers - Foreign Market		(1,962,073)

Total capital gain net of capital loss	(4,557,136)
Total subject to operating taxation	(4,557,136)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		1,549,426
Non-operational		—

Adjusted shareholders’ equity at market prices		72,533,183

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	42

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz International FC - in US$

Shareholders’ equity - book value		389

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		389

Adjustments made to the shareholders’ equity of Ara Pulp - in US$

Shareholders’ equity - book value		158

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		158

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	43

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz (Europe) S.A. – in US$

Shareholders’ equity – book value		2,182,300

Adjustments in assets		(4,543)

Prepaid expenses		(4,543)

Adjustments in liabilities		—

Total capital gain net of capital loss	(4,543)
Total subject to operating taxation	(4,543)
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		1,544
Non-operational		—

Adjusted shareholders’ equity at market prices		2,177,757

Adjustments made to the shareholders’ equity of Riocell Trade S.A. – in US$

Shareholders’ equity – book value		620,303

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		620,303

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	44

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Trading S.A. – in US$

Shareholders’ equity – book value		135,458

Adjustments in assets		—

Adjustments in liabilities		—

Total capital gain net of capital loss	—
Total subject to operating taxation	—
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		—

Operational		—
Non-operational		—

Adjusted shareholders’ equity at market prices		135,458

Adjustments made to the shareholders’ equity of Mucuri Agroflorestal S.A. – in R$

Shareholders’ equity – book value		76,174,562

Adjustments in assets		492,532,930

Fixed assets		492,532,930

Adjustments in liabilities		—

Total capital gain net of capital loss	492,532,930
Total subject to operating taxation	—
Total subject to non-operating taxation	492,532,930
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(167,461,196)

Operational		—
Non-operational		(167,461,196)

Adjusted shareholders’ equity at market prices		401,246,296

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	45

Attachment I Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008. (cont’d)	Free translation of the original document in Portuguese

Adjustments made to the shareholders’ equity of Aracruz Celulose (USA), Inc. – in US$

Shareholders’ equity – book value		10,813,629

Adjustments in assets		1,291,012

Trade account receivable – foreign market		333,662
Inventories – Finished goods		957,350

Adjustments in liabilities		(31,430)

Suppliers – Foreign Market		(31,430)

Total capital gain net of capital loss	1,322,441
Total subject to operating taxation	1,322,441
Total subject to non-operating taxation	—
Total not subject to taxation	—

Income Tax/Social Contribution on capital gain/loss		(492,345)

Operational		(492,345)
Non-operating		—

Adjusted shareholders’ equity at market prices		11,643,725

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	46

Contents	Free translation of the original document in Portuguese

	Glossary		3

1.	Relevant notes		5

2.	Executive summary		9

3.	Information about the appraiser		14

4.	Information about the Company		17

5.	Appraisal of shareholders’ equity at market prices		26

6.	Conclusion		35

	Attachments

	I.	Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II.	Macroeconomic market data used in the projections	48

	III.	Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	47

Attachment II Macroeconomic market data used in the projections	Free translation of the original document in Portuguese

•	We present below the macroeconomic market data that was used in the calculation of the market value of the assets and liabilities of the Company and of its subsidiaries:

Maturity	Previous adjustment price	Current adjustment price	Variation	Amount of adjust. by Contract (R$)
DI1 - overnight DI
N09	99,965.99	99,965.95	-0.04	0.04
Q09	99,183.02	99,181.75	-1.27	1.27
U09	98,494.74	98,491.46	-3.28	3.28
V09	97,811.60	97,810.57	-1.03	1.03
F10	95,784.57	95,778.92	-5.65	5.65
J10	93,742.03	93,735.00	-7.03	7.03
N10	91,532.71	91,541.56	8.85	8.85
V10	89,076.50	89,073.07	-3.43	3.43
F11	86,550.60	86,577.27	26.67	26.67
J11	84,064.64	84,122.01	57.37	57.37
N11	81,605.45	81,661.75	56.3	56.3
V11	79,186.70	79,191.77	5.07	5.07
F12	76,929.10	76,899.77	-29.33	29.33
J12	74,551.73	74,566.71	14.98	14.98
N12	72,192.00	72,305.11	113.11	113.11
V12	69,941.76	69,948.05	6.29	6.29
F13	67,842.37	67,742.56	-99.81	99.81
J13	65,876.82	65,839.17	-37.65	37.65
N13	63,858.31	63,796.47	-61.84	61.84
V13	61,758.37	61,823.42	65.05	65.05
F14	59,776.62	59,615.18	-161.44	161.44
N14	56,510.50	56,205.85	-304.65	304.65
F15	52,585.22	52,578.48	-6.74	6.74
F16	46,502.99	46,548.97	45.98	45.98
F17	41,105.66	41,192.99	87.33	87.33
F18	36,560.74	36,554.27	-6.47	6.47
F22	22,783.93	22,573.30	-210.63	210.63

DOL - Trade dollar
N09	1,964.40	1,951.60	-12.796	639.80
Q09	1,976.65	1,970.64	-6.005	300.25
U09	1,988.20	1,982.33	-5.868	293.40
V09	1,999.45	1,993.56	-5.893	294.65
X09	2,010.08	2,004.28	-5.802	290.10
Z09	2,020.27	2,014.55	-5.724	286.20
F10	2,031.53	2,025.91	-5.621	281.05
G10	2,041.84	2,036.08	-5.762	288.10
H10	2,051.17	2,045.28	-5.889	294.45
J10	2,063.16	2,057.10	-6.052	302.60
K10	2,074.11	2,068.35	-5.765	288.25
N10	2,097.31	2,092.18	-5.132	256.60
U10	2,122.51	2,117.90	-4.613	230.65
V10	2,134.66	2,130.30	-4.363	218.15
X10	2,147.27	2,142.61	-4.662	233.10
Z10	2,159.97	2,155.00	-4.963	248.15
F11	2,174.63	2,169.33	-5.306	265.30
J11	2,213.10	2,207.42	-5.682	284.10
N11	2,253.02	2,245.85	-7.169	358.45
V11	2,287.54	2,284.32	-3.222	161.10
F12	2,326.04	2,323.06	-2.98	149.00
J12	2,361.26	2,358.10	-3.168	158.40
N12	2,404.33	2,396.84	-7.49	374.50
V12	2,441.61	2,440.88	-0.721	36.05
F13	2,483.77	2,483.13	-0.639	31.95
J13	2,518.23	2,518.58	0.351	17.55
V13	2,599.40	2,591.58	-7.827	391.35
J14	2,652.45	2,655.40	2.949	147.45

Source: Bolsa de Mercadorias & Futuros

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	48

Attachment II Macroeconomic market data used in the projections (cont’d)	Free translation of the original document in Portuguese

Period	Theoretical rate
TJLP
Dec/09	6.00%
Dec/10	6.00%
Dec/11	5.83%
Dec/12	5.75%
Dec/13	5.69%
Dec/14	5.65%
Dec/15	5.63%
Dec/16	5.62%
Dec/17	5.62%
Dec/18	5.62%
Dec/19	5.62%
Dec/20	5.62%

Source: BNDES and Bolsa de Mercadorias & Futuros

Period	Libor 3M	Libor 6M	Libor 1YR
3m	0.82%	0.90%	1.08%
1yr	1.38%	1.53%	1.85%
2yr	2.60%	2.78%	3.09%
3yr	3.71%	3.84%	4.06%
4yr	4.27%	4.38%	4.55%
5yr	4.57%	4.67%	4.79%
6yr	4.81%	4.89%	4.99%
7yr	4.81%	4.90%	4.98%
8yr	4.93%	4.99%	5.03%
9yr	5.05%	5.10%	5.13%
10yr	4.80%	4.84%	4.86%
12yr	5.08%	5.12%	5.13%
15yr	4.51%	4.54%	4.53%
20yr	4.65%	4.67%	4.66%
25yr	4.63%	4.65%	4.64%

Source: Bloomberg

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	49

Contents	Free translation of the original document in Portuguese

	Glossary	3

1.	Relevant notes	5

2.	Executive summary	9

3.	Information about the appraiser	14

4.	Information about the Company	17

5.	Appraisal of shareholders’ equity at market prices	26

6.	Conclusion	35

	Attachments

	I. Shareholders’ Equity at Market Prices of Aracruz on December 31, 2008	37

	II. Macroeconomic market data used in the projections	46

	III. Résumés	51

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	50

Attachment III Résumés	Free translation of the original document in Portuguese

Luís Augusto Motta Pinto da Luz

Partner - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Luís is a Partner at KPMG Corporate Finance Ltda. He has vast experience in financial projections and services of company assessment and restructuring, as part of the services offered by Corporate Finance, such as support in mergers and acquisitions.

•

He started at KPMG in 2002. From 1987 to 2002, he served in the area of Corporate Finance and Business Advisory at Arthur Andersen, as Director, Manager, and Business Advisory Manager of Corporate Finance, providing advice on mergers and acquisitions, developing projects for economic and financial assessment of companies, feasibility studies and corporate reorganization services, among others, for the following segments: Consumer products (food, beverage, packaging, automotive, household products, textiles, among others); Chemical industry; Telecom and IT (software and hardware); Financial institutions; Health services; and Retail businesses.

•

Moreover, Luís has participated as speaker at various seminars related to mergers and acquisitions: Assessment of Technology Companies (IBC); Negotiation among Entrepreneurs and Investors (SOFTEX/STI 2000 and 2001, and Telexpo 2000); Negotiation of Possible Contingencies in Transactions, Mergers and Acquisitions (JCI Consulting); among others.

Formation

•	Graduated in Accounting from FCPES-RJ - Cândido Mendes (Rio de Janeiro), with an Executive MBA in Finance from Universidade de São Paulo (USP).

Languages

•	English: fluent.

•	Spanish: moderate.

Experience

•	Below follow the key public appraisals of public companies covered by Luís:

Company	Operation	Year
Vivo Participações S.A.	Public company merger	2007
Telecomunicações de São Paulo S.A. - Telesp	Public company merger	2006
Telefônica Data Brasil Holdings S.A.	Public company merger	2006
Votorantim Celulose e Papel S.A.	Public company merger	2005
Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005
Ripasa S.A. Papel e Celulose	Public company merger	2005
Aracruz Celulose S.A.	Public company merger	2005
Tele Centro Oeste Celular Participações S.A.	Public company merger	2004
Souto Vidigal S.A.	Public share acquisition offering	2003
Ciquine Companhia Petroquímica	Public company merger	2003
Ciquine Companhia Petroquímica	Public share acquisition offering	2002

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	51

Attachment III Résumés (cont’d)	Free translation of the original document in Portuguese

Luiz Renato Guimarães Pereira

Director - Financial Advisory Services (FAS) - Corporate Finance

Professional qualifications and current responsibilities

•

Renato is a director of KPMG Corporate Finance Ltda. and is in charge of coordinating and performing appraisals of companies and businesses, and of company purchase and sale procedures in a number of market segments.

•	He began at KPMG in November 1996. From 1990 to 1996 Renato worked for three Brazilian investment banks, where he acquired great experience in project analysis and business appraisals.

•

In addition to the above-mentioned experience, Renato’s professional resume includes: participation in corporate restructuring procedures; appraisals of trade marks and other intangible assets; credit portfolio appraisals and sale procedures; participation in privatization procedures;

•	Renato attended a number of external and internal courses and seminars in the corporate finance and the financial areas, among which are highlighted:

•	Winning More Business (KPMG) - London, England (2006)

•	Global Advanced Valuation Skills Workshop (KPMG) - Cologne, Germany (2005)

•	Global Advanced Valuation Skills Workshop (KPMG) - Cannes, France (2004)

•	Restructuring Services (KPMG) - Toronto, Canada (1999)

•	Corporate Finance (KPMG) - Brussels, Belgium (1998)

•	Cash flow practical management (IBEF) - Rio de Janeiro (1993)

•	Advanced transactions and strategies in the options and futures markets (IBEF) - Rio de Janeiro (1993)

Formation

•

Specialization in Finance (1997) and a Bachelor’s Degree in Economics (1992), both from Pontifícia Universidade Católica do Rio de Janeiro, e Technician in Data Processing (1989) from Instituto de Tecnologia ORT - Rio de Janeiro.

Languages

•	English: fluent.

•	Spanish: basic.

Experience

•	Below follows a list of the key public appraisals of public companies managed by Renato:

Company	Operation	Year
Telecomunicações de São Paulo S.A. - Telesp	Public company merger	2006
Telefônica Data Brasil Holdings S.A.	Public company merger	2006
Votorantim Celulose e Papel S.A.	Public company merger	2005
Suzano Bahia Sul Papel e Celulose S.A.	Public company merger	2005
Ripasa S.A. Papel e Celulose	Public company merger	2005
Tele Centro Oeste Celular Participações S.A.	Public company merger	2004
Telesp Celular Participações S.A.	Public company merger	2004
Souto Vidigal S.A.	Public share acquisition offering	2003
CDSA - Centrais Elétricas Cachoeira Dourada S.A.	Public share acquisition offering	2001

© 2009 KPMG Corporate Finance Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved. Printed in Brazil. (KDMS 66353). The KPMG name and KPMG logo are registered trademarks of KPMG international, a Swiss cooperative.	52